UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934
                      and Rule 13a-17 or 15d-17 thereunder


                              Silverado Mines Ltd.
                              --------------------
                 (Exact name of issuer as specified in charter)

        Suite 505, 1111 West Georgia Street, Vancouver, BC Canada V6E 4M3
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                    (Address of principal executive offices)

Issuer's telephone number, including area code: (604) 689-1535

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security: Common Stock, no par value.
2.   Number of shares outstanding before the change: 50,556,493.
3.   Number of shares outstanding after the change: 54,906,493.
4.   Effective date of change: October 16, 1996.
5.   Method of change: Issues of shares from treasury.
     Give brief description of transaction: 3,750,000 shares issued as exercise of options; 600,000 shares issued in accordance with the provisions of Regulation "S".


                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:  ___________________________________________________.
2.   Name after change: _______________________________________________________.
3.   Effective date of charter amendment changing name: ________.
4.   Date of shareholder approval of change, if required: ________.



Date:  10/23/96
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Silverado Mines Ltd.

By:      /J.P. Tangen/
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     J.P. Tangen, President